Bylog Group corp.

Room 2305A, World Wide House

19 Des Voeux Rd Central, Central, Hong Kong

April 20, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Megan Akst and Kathleen Collins

Re:	Bylog Group Corp.
Form 10-K and Form 10-K/A for the Fiscal Year Ended March 31, 2021
Filed July 12, 2021 and March 4, 2022, respectively
File No. 333-211808

Ladies and Gentlemen:

We hereby submit the responses of Bylog Group Corp. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 24, 2022, providing the Staff’s comments with respect to the above-referenced Company’s annual report on Form 10-K, as amended by Amendment No. 1 thereto, for the fiscal year ended March 31, 2021 (the “Form 10-K”). In addition, the Company encloses a draft of the proposed Amendment No. 2 to the Form 10-K (the “Amendment No. 2”) in redline as Appendix A, which contains all of the proposed amendments for ease of review.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2021

Legal and Operational Risks Associated with Being Based in China if We Consummate a Combination Transaction, page 4

1.	We note your revised disclosures where you state that as a shell company with no operations in, or revenues from, China you believe that the legal and operational risks associated with being based in China will not apply to the company until you consummate a combination transaction with an operating company that has significant business in China. Explain further why you believe you will need to consummate a business combination before these risks apply to your operations. Also, tell us how you considered the material advances you received from related parties based in the PRC to support your operations in determining that the risks related to doing business in China do not apply to you. Please explain or revise as necessary to address each of the disclosures requested in prior comment 1 through 4.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we removed references to “if we consummate a combination transaction with an operating company with significant businesses in China” and revised the Company’s disclosures accordingly to address prior comments 1 through 4.

2.	You state that you do not have any subsidiaries. Please tell us how you considered the formation of Bylog Alliance Group Limited on August 2, 2021 in Hong Kong, whose main business includes, but is not limited to, forming alliances with associated corporations to operate an integrated online, office and integrated life department merchandise, advertising and marketing business in concluding that the requested disclosures do not apply to the company. Please explain or revise as necessary to address the disclosures requested in each of our prior comments.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that because Bylog Alliance Group Limited was formed on August 2, 2021 after the Company’s 2021 fiscal year end, which is March 31, 2021, we did not reference it in the Amendment No.1 to the Form 10-K which covers the reporting period through March 31, 2021. Per Staff’s comment, we revised disclosure in the Amendment No. 2 to reflect this subsequent event.

3.	We note your revised disclosures where you state that you currently do not intend to adopt a variable interest entity structure in connection with any business combination. It is unclear how you can ensure that any PRC entity you acquire will not be in an industry that is subject to PRC restrictions on foreign ownership. Please explain the basis for such assertions or revise as necessary to clarify that you may acquire a business such that the entity in which investors currently hold an interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we added disclosures regarding risks related to a VIE corporate structure, including how this type of corporate structure may affect investors and the value of their investment, how and why the contractual arrangements may be less effective than direct ownership, that the company may incur substantial costs to enforce the terms of the arrangements, the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

4.	You state that restrictions on the transfer of cash through your organization do not apply to the company at this time. Please tell us how you considered the transfer of cash with regard to advances from related parties located in the PRC that were made to the holding company and the formation and operations of your subsidiary in Hong Kong when determining that such restrictions do not apply to the company. Please explain or revise your disclosures as necessary.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we revised our disclosures to describe restrictions on the transfer of cash through our organization.

5.	It appears that your sole officer and director, Mr. Wah Leung is located in China. Please revise to include both risk factor disclosure as well as a separate Enforceability section to address the difficulty of bringing actions against this individual and enforcing judgments against him.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we revised to include both risk factor disclosure as well as a separate Enforceability section to address the difficulty of bringing actions against Mr. Wah Leung and enforcing judgments against him.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +852 92895975 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

Bylog Group Corp.

By:	/s/ Wah Leung
Wah Leung
Chief Executive Officer and Chief Financial Officer

cc:	Kevin Sun, Esq.

Appendix A

Amendment No. 2 to Form 10-K

(Redline)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 2)

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2021

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission File No. 333-211808

BYLOG GROUP CORP.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	37-1791003
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Room 2305A, World Wide House 19 Des Voeux Rd Central, Central, Hong Kong	116013
(State or Other Jurisdiction of Incorporation or Organization)	(Zip Code.)

+852 92895975

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer ☐
Non-Accelerated Filer	☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

As of September 30, 2020 (the last business day of the registrant’s most recently completed second fiscal quarter), the aggregate market value of the shares of the registrant’s common stock held by non-affiliates (based upon the last sale price of $0.75 per share) was approximately $4.84 million. Shares of the registrant’s common stock beneficially held by each executive officer and director and by each person who owns 10% or more of the outstanding common stock have been excluded from the calculation in that such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were a total of 11,405,000 shares of the registrant’s common stock outstanding as of July 12, 2021.

DOCUMENTS INCORPORATED BY REFERENCE

None.

BYLOG GROUP CORP.

Annual Report on Form 10-K

Year Ended March 31, 2021

TABLE OF CONTENTS

PART I
	Legal and operational risks associated with being based in China	3

PART IV
Item 15	Exhibit and Financial Statement Schedules	10

EXPLANATORY NOTE

Bylog Group Corp. (the “Company” or “we”) filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2021 (the “Original Annual Report”) with the Securities and Exchange Commission (the “SEC”) on July 12, 2021 and Amendment No. 1 to the Original Annual Report on March 4, 2022 (the “Amendment No. 1”). The Company is filing this Amendment No. 2 (the “Amendment No. 2”) to the Original Annual Report for the purpose of providing revised disclosures regarding legal and operational risks associated with being based in Hong Kong at the onset of “Part I” in response to the SEC’s comments to the Original Annual Report and Amendment No. 1 set forth in its letter dated March 24, 2022.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the Amendment No. 2 also contains new certifications by the principal executive officer and the principal financial officer as required by Section 302 of the Sarbanes-Oxley Act of 2002.

This Amendment No. 2 does not modify, amend or update in any way the financial statements and other disclosures set forth in the Original Annual Report and Amendment No. 1, and there have been no changes to the XBRL data filed in Exhibit 101 of the Original Annual Report. In addition, except as specifically described above, this Amendment No. 2 does not reflect events occurring after the filing of the Original Annual Report or Amendment No. 1, nor does it modify or update disclosures therein in any way other than as required to reflect the revisions described above. Among other things, forward-looking statements made in the Original Annual Report and Amendment No. 1 have not been revised to reflect events that occurred or facts that became known to us after the filing of the Original Annual Report or Amendment No. 1, and any such forward looking statements should be read in their historical context. Accordingly, this Amendment No. 2 should be read in conjunction with the Original Annual Report and Amendment No. 1.

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Special Note Regarding Forward Looking Statements

In addition to historical information, this report contains forward-looking statements. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth; any projections of earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements regarding future economic conditions or performance; as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including those identified in this annual report, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

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PART I

Legal and operational risks associated with being based in HONG KONG SAR AND CHINA

We were incorporated under Nevada laws. During the fiscal year ended March 31, 2021, other than seeking to consummate a combination transaction with a privately held operating business, were not engaged in any significant business activities and had no operations or revenues. We incurred limited operating expenses necessary to maintain our status as a corporation in good standing and to conduct search for and evaluation of potential business opportunities. During the fiscal year ended March 31, 2021, we had no subsidiary. On August 2, 2021, we formed a subsidiary in Hong Kong, Bylog Alliance Group Limited, which aims to engage in the business of integrated online, office and integrated life department merchandise, advertising and marketing. As of the date of this report, this subsidiary has not generated any revenue.

As a result of the appointment of Mr. Wah Leung, a Hong Kong resident, as our sole director and officer, we moved our principal executive offices from Dalian city, China to Hong Kong during the fiscal year ended March 31, 2022.

Being based or having the majority of operations in mainland China (which is also referred to as “PRC,” for the purpose of this report, excluding Taiwan and the special administrative regions of Hong Kong and Macau) or Hong Kong, involves significant legal and operational risks, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations, may materially and adversely affect our business, financial condition, results of operations and the market price of our securities.

Moreover, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The government of China recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a variable interest entity structure and we have no material operations nor are involved in any industry in China. Since these statements and regulatory actions by the PRC government were newly published and detailed official guidance and related implementation rules have not been issued or taken effect, uncertainties exist as to how soon the regulatory bodies in China will finalize implementation measures, and the impacts the modified or new laws and regulations will have on our limited operations, business plans, the ability to accept investments outside China and trading of our securities on the U.S. over-the-counter (“OTC”) market.

The rules and regulations and the enforcement thereof in China can change quickly with little advance notice. Such uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us. Recent statements by the Chinese government have indicated an intent to exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Our Hong Kong subsidiary could become subject to the direct oversight of the PRC government at any time if the national laws of mainland China are applied to Hong Kong. The national laws of the PRC, such as (i) the Cybersecurity Review Measures that became effective on February 15, 2022, (ii) the approval procedures by China Securities Regulatory Commission (“CSRC”) or (iii) any other Chinese regulator’s authorities to permit an offering of securities in the U.S., do not apply to our Hong Kong subsidiary, except for those listed in the Basic Law of Hong Kong. However, due to the uncertainty of the PRC legal system and changes in laws, regulations or policies, including how those laws, regulations or policies would be interpreted or implemented, and the national laws applicable in Hong Kong, the Basic Law of Hong Kong might be revised in the future and our Hong Kong subsidiary may be subject to future oversight by the PRC government.

Regulatory Permissions to Operate and Issue Securities to Investors

We have not been engaged in any significant business activities and have no operations or revenues. As a result, we have not been subject to permission requirements from the CSRC, Cyberspace Administration of China (“CAC)” or any other governmental agency to conduct operations or issue securities to investors. In addition, we have not been denied any approvals from any Chinese regulatory agency, nor have received any inquiry, notice, warning or sanctions from the Chinese government regarding the trading of our securities on the U.S. OTC market.

However, if the applicable laws, regulations, or interpretations change and we become required to obtain permissions or approvals from the Chinese government to conduct operations or issue securities to investors in the future, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies for not doing so, and these regulatory agencies may limit, or impose fines and penalties on our operations in China, if any then, or take other actions that could have a material adverse effect on the business, financial condition and operating results as well as the ability to offer securities to investors and the value of such securities.

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On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administrative Provisions”), and the Measures Regarding Recordation of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”). The Administrative Provisions and Measures aim to establish a unified supervision system and promote cross-border regulatory cooperation. The Measures lay out filing procedures for domestic companies to record their initial public offerings and follow-on offerings abroad with the CSRC. Issuers are required to file follow-on offerings with the CSRC within 3 business days after the closing of such offerings.

According to the Q&A held by CSRC officials for journalists thereafter, the CSRC will adhere to the principle of non-retroactive application of law and first focus on issuers conducting initial public offerings and follow-on offerings by requiring them to complete the registration procedures. Other issuers will be given a sufficient transition period. The CSRC officials also noted that the regulation system contemplated by the draft Administrative Provisions and Measures differentiates between IPOs and follow-on offerings to take into account overseas capital markets’ fast and efficient features and to reduce impacts on overseas financing activities by domestic companies. We will continue to closely monitor regulatory developments in China regarding approval or registration requirements that may apply to us in the future.

Data Security and CAC Oversight

To date, the Cybersecurity Review Measures are not applicable to us, because we have not had operations in the PRC that involve collection of user data or implicate cybersecurity.

On July 10, 2021, the Cyberspace Administration of China issued the Cybersecurity Review Measures (revised draft for public comments), which proposed to authorize the CAC to conduct cybersecurity review on a range of activities that affect or may affect national security. The PRC National Security Law covers various types of national security, including technology security and information security. Such Cybersecurity Review Measures expand the cybersecurity review to online platform operators in possession of personal information of over one million users if the operators intend to list their securities in a foreign country. The Cybersecurity Review Measures took effect on February 15, 2022. The cybersecurity reviews mandated thereunder will focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after a listing outside China. We are mindful of the requirements of the Cybersecurity Review Measures in conducting search for and evaluation of potential business opportunities.

Transfer of Cash Through Our Organization

As a Nevada holding company, Bylog Group Corp. did not have any subsidiary or any operations or revenue during the fiscal year ended March 31, 2021. In the fiscal year ended March 31, 2022, we formed our sole subsidiary, Bylog Alliance Group Limited, in Hong Kong. As we have not generated any revenue, we have financed our operations primarily through contributions by owners and borrowings from related parties. As of March 31, 2021, we had cash and cash equivalents of $nil.

Bylog Group Corp., the Nevada holding company, can legally transfer funds to its Hong Kong subsidiary through capital contributions and loans. As of the date of this filing, the Company is not aware of any restrictions or limitations on foreign exchange in Hong Kong, or its ability to transfer cash between the Nevada holding company and Hong Kong subsidiary, across borders or to U.S. investors, nor is the Company aware of any restrictions and limitations on its ability to distribute earnings from its business conducted in Hong Kong, if any, to the Nevada holding company and its U.S. investors. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.”

No dividends or distribution have been made by our Hong Kong subsidiary or by Bylog Group Corp., the Nevada holding company to date and we intend to reinvest all cash, if any, into our business for the foreseeable future.

The cross-border transfer of funds from Bylog Group Corp., the Nevada holding company, to a PRC subsidiary, if any, would be legal pursuant to the laws and regulations of China currently in effect. A foreign parent company is permitted to provide funding to PRC subsidiaries in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements. There are no quantity limits on the foreign parent company’s ability to make capital contributions to its PRC subsidiaries under the PRC regulations. However, a PRC subsidiary may only procure shareholder loans from its foreign parent company to the extent of the difference between the respective registered capital and total investment amount as recorded in the Chinese Foreign Investment Comprehensive Management Information System. The ability of PRC subsidiaries to distribute dividends or other distributions to their foreign parent company is based upon their distributable earnings. Current PRC regulations permit Chinese companies to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a PRC company is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if any operating subsidiary incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to its foreign parent company.

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In addition, the restrictions on currency exchange in China may limit our ability to receive and use our revenues generated from China, if any, or limit our related parties’ ability to pay for professional services and other operating expenses in US dollars outside China on our behalf. For example, to address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and PRC companies’ distribution of dividends and other assets may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, a PRC company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its profits, if any.

Implications of Holding Foreign Companies Accountable Act (the “HFCA Act”)

In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the HFCA Act in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a position taken by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three. On December 2, 2021, the SEC adopted amendments to finalize the interim final rules previously issued in March 2021 and established procedures to identify issuers and prohibit the trading of the securities of certain registrants as required by the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments require SEC identified issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that an SEC-identified issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. An SEC-identified issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as an SEC identified issuer based on its annual report for the fiscal year ending December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ending December 31, 2022.

Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, because of a position taken by the authorities in such jurisdictions. In addition, the PCAOB’s report identified specific registered public accounting firms which are subject to these determinations. Our U.S. registered public accounting firm, JLKZ CPA LLP, is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. JLKZ CPA LLP is headquartered in Flushing, New York.

Although the audit report included in this annual report of the Company on Form 10-K for the fiscal year ended March 31, 2021, was prepared by JLKZ CPA LLP, a U.S.-based auditor who is registered with the PCAOB and currently subject to inspection by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by the authority in the auditor’s jurisdiction, investors would be deprived of the benefits from such inspections then, and trading in our securities on the OTC markets could be prohibited under the HFCA Act or the Accelerating Holding Foreign Companies Accountable Act (if enacted) as a result of such lack of inspection by the PCAOB.

5

Risks and Uncertainties Associated with Adopting a VIE Structure

PRC laws and regulations governing the validity of the contractual arrangements establishing a variable interest entity (“VIE”) structure are uncertain.

PRC laws and regulations prohibit or restrict foreign ownership of Chinese companies that are engaged in certain industries such as internet and education industries. In the future, if we acquire a PRC entity in an industry that is subject to PRC restrictions on foreign ownership, a VIE structure may be established in order to comply with the PRC laws and regulations. A VIE structure allows foreign investors to control and operate Chinese companies in such restricted industries without direct ownership, but instead through a series of contractual agreements, or VIE agreements.

VIE agreements generally consist of the following agreements:

●	Shareholders’ Voting Rights Proxy Agreement. Pursuant to the Shareholders’ Voting Rights Proxy Agreement among the wholly owned enterprise of the foreign investor (commonly known as “WFOE”), the VIE and VIE’s shareholders, each shareholder irrevocably authorizes the WFOE or any person(s) designated by the WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE.

●	Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement among the WFOE, the VIE and VIE’s shareholders, the shareholders agree to pledge 100% equity interest in the VIE to the WFOE to guarantee the performance by the VIE and VIE’s shareholders of their obligations under the other VIE Agreements. The pledge of equity interests in the VIE is required to be registered with the relevant office of the State Administration for Industry and Commerce of the PRC in accordance with the PRC Property Rights Law.

●	Exclusive Consultation and Service Agreement. Pursuant to the Exclusive Consultation and Service Agreement between the WFOE and the VIE, the WFOE or its designated person has the exclusive right to provide the VIE with technical support, consulting and other services in return for certain fees. Specifically, after making up the annual losses of previous years (if necessary) and deducting the necessary costs, expenses, taxes incurred in the corresponding financial year and withdrawing accumulation funds in accordance with law, the WFOE is entitled to receive the remaining part income of the VIE as the service fees.

●	Exclusive Option Agreements. Pursuant to the Exclusive Option Agreement among the WFOE, the VIE and VIE’s shareholders, the shareholders irrevocably grant the WFOE or any third party designated by the WFOE an exclusive option to purchase all or part of their equity interests in the VIE.

The VIE structure is generally considered not violating any explicit PRC law, regulation or rule currently in effect; and the contractual arrangements between the WFOE, the variable interest entity and the variable interest entity’s equity holders governed by PRC law are generally considered valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities and PRC courts may in the future take a different view and determines that the VIE structure is not permitted under or protected by PRC law.

6

The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to a Chinese company by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. There is no assurance that the VIE structure would not be found in violation of any current or future PRC laws or regulations. As a result, companies with a VIE structure may be subject to sanctions, including fines, and could be required to restructure its operations or cease to conduct certain operations. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. If the imposition of any of these government actions causes the foreign investor to lose its right to direct the activities of its VIE or otherwise separate from them and as a result, the foreign investor would no longer be able to consolidate the financial results of its VIE in its consolidated financial statements.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, which may materially impact the viability of the VIE structure.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the Regulation on the Implementation of the Foreign Investment Law of the PRC, was issued by the State Council and came into force on January 1, 2020. However, the Foreign Investment Law fails to address VIE issues explicitly which leaves uncertainty about the legality of VIE structure under PRC laws. For instance, the Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. The State Council may in the future promulgate laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” and the VIE contractual arrangements may be subject to and be deemed to violate the market entry requirements in China.

The VIE contractual arrangements may not be as effective in providing control over the variable interest entities as direct ownership.

Under a VIE structure, the foreign investor relies on contractual arrangements with the VIE to operate its business in which foreign investment is restricted or prohibited. These contractual arrangements may not be as effective as direct ownership in providing the foreign investor with control over its VIEs.

Direct ownership of the VIEs would allow the foreign investor to exercise its rights as an equity holder directly to effect changes in the boards of directors of the entity, which could effect changes at the management and operational level. Under the VIE contractual arrangements, the foreign investor would be able to change the members of the boards of directors of the entity only by exclusively exercising the equity holders’ voting rights and would have to rely on the variable interest entity and the variable interest entity’s equity holders to perform their obligations in the contractual arrangements in order to exercise its control over the variable interest entity. The variable interest entity’s equity holders may have conflicts of interest with the foreign investor, and they may not act in the best interests of the foreign investor or may not perform their obligations under these contracts. Pursuant to the proxy agreement, the foreign investor may replace the equity holders of the VIEs at any time pursuant to the contractual arrangements. However, if any equity holder is uncooperative and any dispute relating to these contracts or the replacement of the equity holders remains unresolved, the foreign investor will have to enforce its rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Consequently, the contractual arrangements may not be as effective in ensuring control over the relevant portion of the business operations as direct ownership.

7

Any failure by the VIEs or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on the foreign investor’s business, financial condition and results of operations.

If VIEs or their equity holders fail to perform their respective obligations under the contractual arrangements, the foreign investor may have to incur substantial costs and expend additional resources to enforce such arrangements. Although the foreign investor has entered into an option agreement in relation to our variable interest entity, which provides that it may exercise an option to acquire, or nominate a person to acquire, ownership of the equity in that entity or, in some cases, its assets, to the extent permitted by applicable PRC laws, rules and regulations, the exercise of the option is subject to the review and approval of the relevant PRC governmental authorities. Although the foreign investor has also entered into an equity interest pledge agreement with respect to the variable interest entity to secure certain obligations of such VIEs or their equity holders under the contractual arrangements. However, the enforcement of such agreement through arbitral or judicial agencies may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Moreover, the foreign investor’s remedies under the equity pledge agreement are primarily intended to help the foreign investor collect debts owed to it by the variable interest entity’s equity holders under the contractual arrangements and may not help the foreign investor in acquiring the assets or equity of the variable interest entity.

The contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. Moreover, there are almost no precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel or court would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit the foreign investor’s ability to enforce the contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay. In the event the foreign investor is unable to enforce the contractual arrangements, it may not be able to exert effective control over the variable interest entities, and its ability to conduct business in the PRC, as well as its financial condition and results of operations, may be materially and adversely affected.

Since the variable interest entity’s equity holders are generally the officers, directors or founders of the foreign investor in such VIE structure, conflicts of interest, often at the sacrifice of public or minority stockholders, may arise.

As a result, conflicts of interest may arise from time to time and these conflicts may result in management decisions that could negatively affect the foreign investor’s operations (namely the operations of the U.S.-listed or traded issuer, such as Bylog Group Corp.) and potentially result in the loss of opportunities.

Difficulty of Bringing Actions and Enforcing Judgments Against Our Sole Officer and Director

Political risks associated with conducting business in Hong Kong.

Our executive offices and our sole officer and director are located in Hong Kong. Accordingly, our business operation will be affected by the political and legal developments in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future.

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Under the Basic Law of the Hong Kong Special Administrative Region of the PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from PRC and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the US, mainland China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-US relations could cause investor uncertainty for affected issuers, including us, and the market price of Bylog Group Corp.’s common stock could be adversely affected.

You may have difficulty enforcing judgments obtained against us.

While Bylog Group Corp. is a Nevada company, its executive offices and the sole officer and director are located in Hong Kong. As a result, it may be difficult for you to effect service of process within the United States upon us and our officer and director. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officer and director. As described further below in the section of Enforcement of Civil Liabilities, there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our director and officer predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our director and officer predicated upon the securities laws of the United States or any state in the United States. The courts of the Hong Kong may enforce a foreign judgment subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. These uncertainties could limit the legal protections available to the investors, including their ability to enforce the protection of their investments in Bylog Group Corp.

ENFORCEABILITY

PRC

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions.

Under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, security or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there existed no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this filing, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

Hong Kong

Currently judgment of U.S. courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the U.S. However, a judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

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PART IV

ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) (3) Index to Exhibits

See exhibits listed under Part (b) below.

(b) Exhibits:

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on November 19, 2018)
3.2	Amended and Restated Bylaws adopted on November 1, 2018 (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q filed on November 19, 2018)
31.1	Certifications of Principal Executive Officer and Principal Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: [  ], 2022

BYLOG GROUP CORP.

By:	/s/ Wah Leung
Wah Leung
Chief Executive Officer and Chief Financial Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Wah Leung	Chairman, President, Chief Executive Officer and Chief Financial Officer	[ ], 2022
Wah Leung	(Principal Executive Officer and Principal Financing and Accounting Officer)

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EXHIBIT 31.1

CERTIFICATIONS

I, Wah Leung, certify that:

1.	I have reviewed this annual report on Form 10-K/A of Bylog Group Corp.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: [  ], 2022

/s/ Wah Leung
Wah Leung
Chief Executive Officer and Chief Financial Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Wah Leung, Chief Executive Officer and Chief Financial Officer of Bylog Group Corp. (the “Company”), DOES HEREBY CERTIFY that:

1. The Company’s Annual Report on Form 10-K/A for the fiscal year ended March 31, 2021 (the “Report”), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. Information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

IN WITNESS WHEREOF, the undersigned has executed this statement this [  ] day of [     ] 2022.

/s/ Wah Leung
Wah Leung
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Bylog Group Corp. and will be retained by Bylog Group Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

The forgoing certification is being furnished to the Securities and Exchange Commission pursuant to § 18 U.S.C. Section 1350. It is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.